Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE Seattle, WA 98105 USA Direct: +1 (206) 522-2256 E-mail: tpuzzo@puzzolaw.com

September 30, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Momentum Corp.
Amendment No. 8 to Registration Statement on Form S-1
Filed August 30, 2022
File No. 333-257302

Dear Sir or Madam:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 25, 2022.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 9 to the Form S-1.

Amendment No. 8 to Registration Statement on Form S-1 filed August 30, 2022

Prospectus Summary, page 9

1.

We note your response to comment 3 that “[t]he Company has cross-referenced an existing risk factor on page 21 because the a risk factor addressing the second bullet point was already disclosed on page 21.” Please tell us which risk factor and/or alternatively revise your risk factors to disclose that, to the extent cash and/or assets of your business is in Hong Kong or your Hong Kong entities, such cash and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets, as you discuss on pages 4 and 9. In connection therewith, please provide a cross-reference to this risk factor on pages 4 and 9 where you discuss such risk pertaining to cash and/or assets in Hong Kong and your Hong Kong entities.

Company response: On pages 4 and 9, the Company has referenced the risk factor, on page 21, titled, “Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict its ability to satisfy liquidity requirements, conduct business and pay dividends to holders of New Momentum Corporation’s common stock.”

2.

We note your response to comment 4 that you “included the requested disclosure on page 10,” but your revised disclosure indicates that you amended your cover page. In an appropriate place in your prospectus summary that begins on page 6, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Additionally, here and elsewhere throughout the prospectus, where you discuss the Holding Foreign Companies Accountable Act, please update your factual disclosure to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Company response: The Company has added the requested disclosure to page 7. The sentence “On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong” on pages 4, 7 and 22.

3.

We note your response to comment 5, as well as your amended disclosure. We note that your last summary risk factor bullet point addresses restrictions on paying dividends, but your related cross-reference pertains to the risk factor discussing governmental control of currency conversion. Please revise your last summary risk factor to summarize the currency conversion risk factor that you cross-reference.

Company response: The Company has revised its last summary risk factor on page 9 to cross-reference its currency conversion risk factor on page 21.

4.

Please revise the “summary diagram of [y]our corporate structure” to identify the person(s) or entity(ies) that own the equity of New Momentum Corporation. In this regard, please identify the equity percentage held by your public shareholders, as well as Leung Tin Lung David, Chak Wan Ling Margaret, Leung Yin Yu Janice and Leung Suk Mun and any other entities/persons who hold equity in your holding company.

Company response: The Company has revised the referenced summary diagram on page 6 to include the stockholder information referenced in this comment.

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Enforcement of Civil Liabilities, page 38

5.

We note your response to comment 8, as well as your amended disclosure in your risk factor on page 19 that you “have been advised by Law Offices of Thomas E. Puzzo, PLLC, our US counsel, that Hong Kong does not have a treaty providing for the reciprocal recognition and enforcement of judgments of courts with the United States.” Please make conforming changes on page 38. Last, separately file Puzzo’s consent with respect to this reference, as we note that Exhibit 5.1 pertains to the validity of shares being offered, not the enforcement of civil liabilities.

Company response: The Company has made conforming changes on page 38, and we have filed our consent as Exhibit 23.5.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 43

6.

We note your response to comment 9 that “[t]he Company removed reference to Exhibit 16.1 and a response from Total Asia Associates,” but your disclosure on page 43 continues to maintain such that “Total Asia Associates’s response is attached as Exhibit 16.1 to this Current Report on Form S-1” (emphasis added). Please revise to clarify that you are referring to this registration statement, if true, and file such response as an exhibit. In this regard, while we note your response that you “filed a Form 8-K regarding the change in auditors from Total Asia Associates to J&S Associate on March 15, 2022,” you are required to provide such disclosure in this registration statement, and it further does not appear that you are electing to incorporate by reference to the Form 8-K filed March 15, 2022. Please also remove the duplicative “Changes In and Disagreements with Accountants on Accounting and Financial Disclosure” section on page 50, in which you state that “[t]here have not been any changes in or disagreements with accountants on accounting and financial disclosure or any other matter.” See Item 304 of Regulation S-K and Items 11(i) and 12 of the Instructions to Form S-1.

Company response: The Company has clarified that it is referring to the Form S-1 and incorporated Exhibit 16.1 by referred to its Form 8-K, filed on March 15, 2022. Additionally, the Company has removed the “Changes In and Disagreements with Accountants on Accounting and Financial Disclosure” section on page 50.

General

7.

Please provide an updated consent of J&S Associate with respect to their report dated April 15, 2022 relating to their audit of the consolidated balance sheet of New Momentum Corporation as of December 31, 2021 and related consolidated statement of operations and comprehensive income, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2021, and the related notes thereto.

Company response: The Company has included the requested updated consent.

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Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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